 ------                                                                                                -----------------------------
 FORM 4                                                                                                      OMB APPROVAL
 ------                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
[ ] CHECK THIS BOX IF NO LONGER                     WASHINGTON, D.C. 20549                             OMB NUMBER          3235-0287
    SUBJECT TO SECTION 16. FORM                                                                        Expires:   September 30, 1998
    4 OR FORM 5 OBLIGATIONS MAY            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
    CONTINUE.                                                                                          hours per response .......0.5
                                                                                                       -----------------------------

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*| 2. Issuer Name AND Ticker or Trading Symbol     | 6. Relationship of Reporting Person(s)
                                        |                                                 |    to Issuer (Check all applicable)
   Technology Investors Group, LLC      |    DualStar Technologies Corporation (DSTR)     |
------------------------------------------------------------------------------------------|   _____ Director       __X__ 10% Owner
(Last)        (First)       (Middle)    |3. IRS or Social       |  4. Statement for       |   _____ Officer        _____ Other
                                        |   Security Number     |     Month/Year          |         (give          (specify below)
   25 Coligni Avenue                    |   of Reporting        |     December , 2000     |         title below)
--------------------------------------- |   Person (Voluntary)  |-------------------------|      ________________________________
               (Street)                 |                       |  5. If Amendment,       |-----------------------------------------
                                        |                       |     Date of Original    |7. Individual or Joint/Group Filing
                                        |                       |     (Month/Year)        |   (Check Applicable Line)
                                        |                       |                         |
                                        |     13-14020365       |                         |_X_ Form filed by One Reporting Person
                                        |                       |                         |___ Form filed by More than One
New Rochelle      N.Y.          10801   |                       |                         |    Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
(City)          (State)          (Zip)  |    TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                    |2. Transaction|3. Transaction|4. Securities Acquired(A)|5. Amount of |6. Owner-  |7. Nature
   (Instr. 3)                           |   Date       |   Code       |   or Disposed of (D)    |   Securities|   ship    |   of
                                        |   (Month/Day/|   (Instr. 8) |   (Instr. 3, 4 and 5)   |   Benefi-   |   Form:   |   In-
                                        |   Year)      |              |                         |   cially    |   Direct  |   direct
                                        |              |--------------|-------------------------|   Owned at  |   (D) or  |   Bene-
                                        |              |       |      |         | (A)  |        |   End of    |   Indirect|   ficial
                                        |              |  Code |   V  | Amount  |  or  |  Price |   Month     |   (I)     |   Owner-
                                        |              |       |      |         | (D)  |        |   (Instr. 3 |   (Instr. |   ship
                                        |              |       |      |         |      |        |   and 4)    |   4)      |   (In-
                                        |              |       |      |         |      |        |             |           |   str.4)
----------------------------------------|--------------|-------|------|---------|------|--------|-------------|-----------|---------
Common Stock                            |7/7/99        |C(1)   |      |1,791,000|A     |$1.40   |1,791,000(2) |    I      | As a
                                        |              |       |      |         |      |        |             |           |member
                                        |              |       |      |         |      |        |             |           |of
                                        |              |       |      |         |      |        |             |           |Tech-
                                        |              |       |      |         |      |        |             |           |nology
                                        |              |       |      |         |      |        |             |           |Investors
                                        |              |       |      |         |      |        |             |           |Group,
                                        |              |       |      |         |      |        |             |           |LLC
                                        |              |       |      |         |      |        |             |           |("TIG")
----------------------------------------|--------------|-------|------|---------|------|--------|-------------|-----------|---------
                                        |              |       |      |         |      |        |             |           |
----------------------------------------|--------------|-------|------|---------|------|--------|-------------|-----------|---------

NYC:81435.1

FORM 4 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative         |2. Conversion |3. Transaction|4. Trans     |5. Number of     |6. Date Exer-     |7. Title and Amount
   Security (Instr. 3)         |   or Exercise|   Date       |   action    |   Derivative    |   cisable and    |   of Underlying
                               |   Price of   |              |   Code      |   Securities    |   Expiration Date|   Securities
                               |   Derivative |   (Month/Day/|   (Instr. 8)|   Acquired      |   (Month/Day/    |   (Instr. 3 and 4)
                               |   Security   |   Year)      |             |   (A) or        |   Year)          |
                               |              |              |             |   Disposed of   |--------------------------------------
                               |              |              |             |   (D)           | Date    | Expir- |        | Amount or
                               |              |              |             |   (Instr. 3, 4, | Exer-   | ation  |  Title | Number of
                               |              |              |             |   and 5)        | cisable | Date   |        | Shares
                               |              |              |-------------|-----------------|         |        |        |
                               |              |              | Code|   V   |(A)   |   (D)    |         |        |        |
------------------------------------------------------------------------------------------------------------------------------------
$2,500,000 Principal Amount,   |$1.40         |     7/7/99   | C(1)|      |       |$2,500,000|  Immed. |5/25/01 | Common |1,791,000
7.5% Non-Negotiable, Non-      |              |              |     |      |       |          |         |        | Stock  |
Transferable, Subordinated,    |              |              |     |      |       |          |         |        |        |
Convertible Note               |              |              |     |      |       |          |         |        |        |
-------------------------------|--------------|--------------|-----|------|-------|----------|---------|--------|--------|----------
Warrants                       |$4.00         |    12/18/00  | J(3)|      |175,000|          |  Immed. |12/31/07| Common | 175,000
(right to buy)                 |              |              |     |      |(4)    |          |         |        | Stock  |
                               |              |              |     |      |       |          |         |        |        |
-------------------------------|--------------|--------------|-----|------|-------|----------|---------|--------|--------|----------
-------------------------------------------------------------------|
8. Price of   |9. Number of    | 10. Ownership     |11. Nature of  |
   Derivative |   Derivative   |     Form of       |    Indirect   |
   Security   |   Securities   |     Derivative    |    Beneficial |
   (Instr. 5) |   Beneficially |     Security      |    Ownership  |
              |   Owned at End |     Direct (D) or |    (Instr. 4) |
              |   of Month     |     Indirect (I)  |               |
              |   (Instr. 4)   |     (Instr. 4)    |               |
-------------------------------------------------------------------|
              |     -0-        |         I         |      As a     |
              |                |                   |    member of  |
              |                |                   |      TIG      |
              |                |                   |               |
--------------|----------------|-------------------|---------------|
              |  175,000(2)    |         I         |      As a     |
              |                |                   |    member of  |
              |                |                   |      TIG      |
--------------|----------------|-------------------|---------------|

Explanation of Responses:



(1)(2)(3)(4) see attached page 3                                        /s/ Brad C. Singer                            01/10/01
 ** Intentional misstatements or omissions of facts                   ------------------------------------        -----------------
    constitute  Federal Criminal Violations.                            **Signature of Reporting Person                 Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be            Brad C. Singer, Manager
    manually signed. If space is insufficient, see                    Technology Investors Group, LLC
    Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

NYC:81435.1
                                  Page 2 of 3

                              ATTACHMENT TO FORM 4

Reporting Person: Technology Investors Group, LLC

Statement for Month/Year: December, 2000

Issuer: DualStar Technologies Corporation (DSTR)


(1) In accordance with the terms of Section 6 of the note, on July 7, 1999, the Company exercised its right to require TIG to convert the note into 1,791,000 shares of the Company's common stock.

(2) The three members of Technology Investors Group, LLC, a Delaware limited liability company ("TIG") are Brad C. Singer, Frieda R. Tydings and Lloyd I. Miller, III. The members of TIG may be deemed to be the indirect beneficial owners of the issuer's common stock ("Shares") and warrants they hold as members of TIG. Singer and Tydings have direct or indirect economic interest in Romulus Holdings, Inc., a Delaware corporation ("Romulus"), and thus may be deemed to have a pecuniary interest in the 56,600 shares of the Shares owned by Romulus although neither Singer nor Tydings has investment or voting control with respect to such shares.

(3) This reported transaction consists of the transfer by DSTR Warrant Co., LLC ("DSTRW") to TIG pursuant to a participation agreement entered into on December 18, 2000, of an undivided participating interest in 5.6% of the warrants to purchase the 3,125,000 shares of the Common Stock of DualStar held by DSTRW. Pursuant to such participation agreement, DSTRW retained all voting and investment control with respect to the warrants and the shares of the Common Stock underlying the warrants.

(4) The securities reported herein consist, in part, of warrants to purchase shares of the Common Stock, par value $.01 per share (the "Common Stock"), of DualStar Technologies Corporation ("DualStar"), which are held by DSTRW. The Reporting Person has no voting or investment control of any of the securities of DualStar held by DSTRW. The number of warrants reported herein is subject to reduction in part, or termination in full, in certain events.